Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing Person: Kindred Healthcare, Inc.

Commission File No.: 001-14057

Subject Company: RehabCare Group, Inc.

Commission File No.: 001-14655

Messages At A Glance Regarding the Proposed

Merge Between Kindred Healthcare, Inc. and Rehab Group, Inc.

Improving Lives and the Healthcare Delivery System	Strategic Opportunity for Kindred/RehabCare and our Colleagues	Growth for Shareholders
First and foremost, this opportunity is about improving lives. By bringing together these two strongly-aligned organizations and our dedicated and compassionate teams of therapists, physicians, nurses and other caregivers, we will deliver on the promises of both companies to provide hope, promote recovery and help our patients regain their lives as we work to improve care coordination and return them home.	Combining the strengths of Kindred and RehabCare will establish the nation’s premier provider of post-acute care services nationwide and in many local healthcare markets. We are particularly excited about the opportunity to add RehabCare’s services in our Cluster Markets and Inpatient Rehabilitation Services to our service offerings. Together with our growing home care and hospice businesses, the merger offers our patients an expanded continuum of services and the opportunity for us to “Continue the Care” for our patients and residents through an entire episode of treatment and recovery. Both Kindred and RehabCare have been aggressively developing a post-acute continuum of service lines in local markets – long-term acute care hospitals, inpatient rehabilitation facilities, subacute or transitional care, long-term care including Alzheimer’s and dementia care, and home care and hospice services -- in order to partner with hospitals, health systems and payers to better manage episodes of care while at the same time improving quality and reducing costs. The combination of the two companies will support and accelerate this strategy.	As a result of this transaction, the combined company, with annual revenues of over $6 billion, will be the largest provider of post-acute care services in the U.S. with 75,000 employees and operations in 46 states. The Company will operate 118 long-term acute care hospitals, 226 nursing and rehabilitation centers, 121 inpatient rehabilitation facilities (primarily hospital-based units) and 1,808 hospital, skilled nursing and assisted living facility rehabilitation therapy service contracts across the country.

Better enables integrated and coordinated care to transition patients from hospital to home	Company will be nation’s largest LTAC, IRF, and Contract Rehab provider - second largest SNF provider.	The combination creates a strong financial platform for growth in revenue, earnings and shareholder value

Improves patient outcomes and lowers costs.	The combined company will operate in 46 states – with 118 LTACs, 226 SNFs, 121 IRFs primarily in hospital-based units and 1,808 hospital, skilled nursing and assisted living facilities rehab therapy services contracts.	The company could produce operating synergies of approximately $40 million within two years after close.

The combined company will provide critical post-acute care and services to nearly 60,000 patients and residents daily.	The scale of the combined company will yield local health care innovation.	Kindred’s risk profile will be stronger as the combination will decrease rent expense as a percentage of revenue.

The combined company will have more than 75,000 dedicated employees	Enhances cluster market strategy – continuing the care in local markets	Diversifies payer sources and reduces reliance on Medicaid.

Becomes the largest employer of physical, occupational and speech	The combined company will be a stronger partner with hospitals, health	Builds on cluster market strategy and best positions the combined company for

therapists nationwide – more than 13,000 combined.	systems and managed care in local markets to assist with integrated care initiatives – including ACOs	future growth

The combined company will be best positioned to treat patients across a continuum of care in the most efficient manner possible.	The transaction will foster new innovations throughout the post-acute delivery system, improving patient care and on our ability to transition patients home faster.	The combined company will be the 110th largest non-government employer in the United States

This will build upon our ability to deliver superior clinical outcomes with the goal of shortening lengths of stay and transitioning patients home and eliminating unnecessary re-hospitalizations.	This transaction will create greater value for our customers through new efficiencies, expanded reach, improved patient outcomes and enhanced technology.	The combined company will contribute to the economic stability and growth with 75,000 employees in 46 states

We will continue to deliver quality services to the patients we treat, their family members, and all customers with whom we interact	Combined healthcare teams will provide that which is most important to patients and partners – diverse post-acute care services in local health delivery systems.

There will be no change in Kindred’s management philosophy, which is to focus on our people, on quality and customer service, and business results will follow.	The combined company will have a strong I-T infrastructure, enhanced purchasing power for ancillary supplies, a robust recruitment platform for nurses and therapists, and the ability to share best practices in continuum of care management strategies across the enterprise.

The combined company will adopt Kindred’s culture of investing in employee professional and leadership development.

Additional Information About this Transaction

In connection with the proposed transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. Kindred and RehabCare will mail the definitive proxy statement/prospectus to their respective stockholders. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www.kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.rehabcare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”.

Participants in this Transaction

Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Kindred’s executive officers and directors in Kindred’s definitive proxy statement filed with the SEC on April 1, 2010. You can find information about RehabCare’s executive officers and directors in its definitive proxy statement filed with the SEC on March 23, 2010. You can obtain free copies of these documents from Kindred or RehabCare, respectively, using the contact information above.

Forward-Looking Statements

Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the shareholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of the Company to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.